SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Major Holdings
                                --------------


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AMVESCAP PLC
IMMEDIATE RELEASE 8 MAY 2006
CONTACT: MICHAEL S. PERMAN TEL: 020 7065 3942


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   AMVESCAP PLC

2. Name of shareholder having a major interest

   BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:-
                                                                    Holding
Barclays Global Fund Advisors                                     2,537,414
Barclays Global Investors Ltd                                     7,856,026
Barclays Capital Securities Ltd                                   4,010,424
Barclays Global Investors Japan Trust &                             832,941
Barclays Global Investors Australia Ltd                              67,633
Barclays Global Investors, N.A.                                   5,382,392
Barclays Private Bank Ltd                                             1,750
Barclays Global Investors Canada Ltd                                 52,187
Barclays Private Bank and Trust Ltd                                   2,900
Barclays Bank Trust Company Ltd                                       8,624
Barclays Global Investors Japan Ltd                                  71,373
Barclays Life Assurance Co Ltd                                    1,073,633
Gerrard Ltd                                                         556,935
Barclays Capital Inc                                              2,417,166
                               GROUP HOLDING                     24,871,398

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          -

5. Number of shares/amount of stock acquired

          NOT STATED

6. Percentage of issued class

          NOT STATED

7. Number of shares/amount of stock disposed

            -

8. Percentage of issued class

            -

9.        Class of security

          ORDINARY SHARES

10.       Date of transaction

          NOT STATED

11.       Date company informed

          8 MAY 2006

12. Total holding following this notification

          24,871,398

13. Total percentage holding of issued class following this notification

          3.02%

14.       Any additional information

             -

15. Name of contact and telephone number for queries

          MICHAEL S. PERMAN
          TEL: 020 7065 3942

16. Name and signature of authorised company official responsible for making this notification

          M.S. PERMAN
          AMVESCAP PLC
          COMPANY SECRETARY

          Date of notification

          8 MAY 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Registered Holder                              Account                  Holding
                                            Designation
Bank of New York                                                         51,546
Barclays Capital Nominees Limited                                        80,000
Barclays Capital Nominees Limited                                       415,893
Barclays Capital Nominees Limited                                     1,861,561
Barclays Capital Securities Ltd                                          39,800
Barclays Capital Securities Ltd                                       2,297,365
Barclays Capital Securities Ltd                                       1,724,270
Barclays Capital Securities Ltd                                           8,700
Barclays Global Investors Canada                                         52,187
Barclays Trust Co & Others                                                4,441
Barclays Trust CO AS EXEC/ADM C 0000000000000000000                          40
Barclays Trust Co E99 C 000000000000000000                                  186
Barclays Trust Co R69 C 000000000000000000                                3,957
Chase Nominees Ltd                        16376                         405,322
Chase Nominees Ltd                        28270                         259,592
Gerrard Nominees Limited                 630871                             400
Gerrard Nominees Limited                 652198                          10,000
Gerrard Nominees Limited                 660758                           2,000
Gerrard Nominees Limited                 770101                           6,440
Greig Middleton Nominees Limited (GM1)                                   71,005
Investors Bank and Trust Co.                                             68,375
Investors Bank and Trust Co.                                             41,886
Investors Bank and Trust Co.                                              7,237
Investors Bank and Trust Co.                                            128,448
Investors Bank and Trust Co.                                             77,521
Investors Bank and Trust Co.                                          3,690,286
Investors Bank and Trust Co.                                            768,785
Investors Bank and Trust Co.                                             25,379
Investors Bank and Trust Co.                                             11,722
Investors Bank and Trust Co.                                            209,856
Investors Bank and Trust Co.                                             21,079
Investors Bank and Trust Co.                                          2,126,343
Investors Bank and Trust Co.                                            180,136
JP Morgan (BGI Custody)                   16331                         199,248
JP Morgan (BGI Custody)                   16338                          48,417
JP Morgan (BGI Custody)                   16341                         448,640
JP Morgan (BGI Custody)                   16342                         104,034
JP Morgan (BGI Custody)                   16400                       7,413,425
JP Morgan (BGI Custody)                   17011                          13,702
JP Morgan (BGI Custody)                   18408                          37,279
JPMorgan Chase Bank                                                       7,409
JPMorgan Chase Bank                                                      78,892
JPMorgan Chase Bank                                                      99,301
JPMorgan Chase Bank                                                     105,174
JPMorgan Chase Bank                                                      77,768
JPMorgan Chase Bank                                                     399,031
JPMorgan Chase Bank                                                      37,143
JPMorgan Chase Bank                                                       6,328
JPMorgan Chase Bank                                                      21,895
JPMorgan Chase Bank                                                      44,768
JPMorgan Chase Bank                                                       7,453
JPMORGAN CHASE BANK                                                      67,633
JPMORGAN CHASE BANK                                                      23,533
Mellon Trust - US CUSTODIAN/                                             53,210
Mitsui Asset                                                             11,302
R C Greig Nominees Limited                                              231,444
R C Greig Nominees Limited a/c            AK1                           146,356
R C Greig Nominees Limited a/c            BL1                            33,486
R C Greig Nominees Limited a/c            CM1                            19,120
R C Greig Nominees Limited GP1            GP1                            25,056
R C Greig Nominees Limited SA1            SA1                            11,628
Reflex Nominees Limited                                                   2,900
STATE STREET BANK AND TRUST CO                                           55,800
STATE STREET BOSTON                                                     378,664
Trust & Custody Services Bank                                               857
Trust & Custody Services Bank                                             6,993
Zeban Nominees Limited                                                    1,750
                                   TOTAL                             24,871,398




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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  8 May 2006                   By   /s/  Michael S.Perman
      -------------                        --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary